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July 7, 2016

BY EDGAR

Ms. Emily Drazan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
www.sec.gov

RE:	Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
File No. 001-32686
Filed November 12, 2015

Request for extension to respond to Staff Comment Letter dated June 10, 2016

Dear Ms. Drazan:

Viacom Inc. (the “Company”) has received a comment letter dated June 10, 2016 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2015 (the “Form 10-K”).

As discussed with the Staff on July 7, 2016, the Company hereby requests an extension to provide the requested response in connection with the Form 10-K on or before July 19, 2016.

Kindly confirm by return email if this extension has been approved by the Staff.

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (212) 848-7678 or ljacobs@shearman.com, or Michael Fricklas at (212) 258-6070 or michael.fricklas@viacom.com.

Very truly yours,

/s/ Lisa L. Jacobs

cc:	Wade Davis – Executive Vice President and Chief Financial Officer – Viacom Inc.
Michael Fricklas – Executive Vice President, General Counsel and Secretary – Viacom Inc.

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